September 3, 2019

Long Yi
Chief Executive Officer
Urban Tea, Inc.
Floor 25, No. 36, Middle Wanjiali Road
Xiyingmen Commercial Plaza
Yuhua District, Changsha
People's Republic of China, 410014

       Re: Urban Tea, Inc.
           Registration Statement on Form F-3
           Filed August 27, 2019
           File No. 333-233479

Dear Mr. Yi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction